SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d)
AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 1)*

TechTarget, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

87874R100

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No: 87874R100

1	Name of Reporting SS or I.R.S. Identification No. of Above Person Polaris Venture Partners III, L.P. (“PVP III”)

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5

Sole Voting Power
5,840,039 shares, except that (i) Polaris Venture Management Co. III, L.L.C. (“PVM III”), the general partner of PVP III, may be deemed to have sole power to vote these shares, and (ii) Jonathan A. Flint (“Flint”), a managing member of PVM III, may be deemed to have shared power to vote these shares, Terrance G. McGuire (“McGuire”), a managing member of PVM III, may be deemed to have shared power to vote these shares, and Alan G. Spoon (“Spoon”), a managing member of PVM III, may be deemed to have shared power to vote these shares.

	6	Shared Voting Power See response to row 5

7

Sole Dispositive Power
5,840,039 shares, except that (i) PVM III, the general partner of PVP III, may be deemed to have sole power to dispose of these shares, and (ii) Flint, a managing member of PVM III, may be deemed to have shared power to dispose of these shares, McGuire, a managing member of PVM III, may be deemed to have shared power to dispose of these shares, and Spoon, a managing member of PVM III, may be deemed to have shared power to dispose of these shares.

	8	Shared Dispositive Power See response to row 7

9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,840,039

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 14.1%

12	Type of Reporting Person* PN

CUSIP No: 87874R100

1	Name of Reporting SS or I.R.S. Identification No. of Above Person Polaris Venture Partners Entrepreneurs’ Fund III, L.P. (“PVP Entrepreneurs III”)

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5

Sole Voting Power
151,636 shares, except that (i) PVM III, the general partner of PVP Entrepreneurs III, may be deemed to have sole power to vote these shares, and (ii) Flint, a managing member of PVM III, may be deemed to have shared power to vote these shares, McGuire, a managing member of PVM III, may be deemed to have shared power to vote these shares, and Spoon, a managing member of PVM III, may be deemed to have shared power to vote these shares.

	6	Shared Voting Power See response to row 5

7

Sole Dispositive Power
151,636 shares, except that (i) PVM III, the general partner of PVP Entrepreneurs III, may be deemed to have sole power to dispose of these shares, and (ii) Flint, a managing member of PVM III, may be deemed to have shared power to dispose of these shares, McGuire, a managing member of PVM III, may be deemed to have shared power to dispose of these shares, and Spoon, a managing member of PVM III, may be deemed to have shared power to dispose of these shares.

	8	Shared Dispositive Power See response to row 7

9	Aggregate Amount Beneficially Owned by Each Reporting Person 151,636

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 0.4%

12	Type of Reporting Person* PN

CUSIP No: 87874R100

1	Name of Reporting SS or I.R.S. Identification No. of Above Person Polaris Venture Partners Founders’ Fund III, LP (“PVP Founders III”)

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5

Sole Voting Power
92,335 shares, except that (i) PVM III, the general partner of PVP Founders III, may be deemed to have sole power to vote these shares, and (ii) Flint, a managing member of PVM III, may be deemed to have shared power to vote these shares, McGuire, a managing member of PVM III, may be deemed to have shared power to vote these shares, and Spoon, a managing member of PVM III, may be deemed to have shared power to vote these shares.

	6	Shared Voting Power See response to row 5

7

Sole Dispositive Power
92,335 shares, except that (i) PVM III, the general partner of PVP Founders III, may be deemed to have sole power to dispose of these shares, and (ii) Flint, a managing member of PVM III, may be deemed to have shared power to dispose of these shares, McGuire, a managing member of PVM III, may be deemed to have shared power to dispose of these shares, and Spoon, a managing member of PVM III, may be deemed to have shared power to dispose of these shares.

	8	Shared Dispositive Power See response to row 7

9	Aggregate Amount Beneficially Owned by Each Reporting Person 92,335

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 0.2%

12	Type of Reporting Person* PN

CUSIP No: 87874R100

1	Name of Reporting SS or I.R.S. Identification No. of Above Person Polaris Venture Management Co. III, L.L.C. (“PVM III”)

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5

Sole Voting Power
6,084,010 shares, of which 5,840,039 shares are directly owned by PVP III, 151,636 shares are directly owned by PVP Entrepreneurs III, and 92,335 shares are directly owned by PVP Founders III, except that Flint, a managing member of PVM III (which is general partner of PVP III, PVP Entrepreneurs III, and PVP Founders III and may be deemed to have sole power to vote these shares), may be deemed to have shared power to vote these shares, McGuire, a managing member of PVM III, may be deemed to have shared power to vote these shares, and Spoon, a managing member of PVM III, may be deemed to have shared power to vote these shares.

	6	Shared Voting Power See response to row 5

7

Sole Dispositive Power
6,084,010 shares, of which 5,840,039 shares are directly owned by PVP III, 151,636 shares are directly owned by PVP Entrepreneurs III, and 92,335 shares are directly owned by PVP Founders III, except that Flint, a managing member of PVM III (which is general partner of PVP III, PVP Entrepreneurs III, and PVP Founders III and may be deemed to have sole power to vote these shares), may be deemed to have shared power to dispose of these shares, McGuire, a managing member of PVM III, may be deemed to have shared power to dispose of these shares, and Spoon, a managing member of PVM III, may be deemed to have shared power to dispose of these shares.

	8	Shared Dispositive Power See response to row 7

9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,084,010

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 14.6%

12	Type of Reporting Person* OO

CUSIP No: 87874R100

1	Name of Reporting SS or I.R.S. Identification No. of Above Person Polaris Venture Partners IV, L.P. (“PVP IV”)

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5

Sole Voting Power
3,014,764 shares, except that (i) Polaris Venture Management Co. IV, L.L.C. (“PVM IV”), the general partner of PVP IV, may be deemed to have sole power to vote these shares, and (ii) Flint, a managing member of PVM IV, may be deemed to have shared power to vote these shares, McGuire, a managing member of PVM IV, may be deemed to have shared power to vote these shares, and Spoon, a managing member of PVM IV, may be deemed to have shared power to vote these shares.

	6	Shared Voting Power See response to row 5

7

Sole Dispositive Power
3,014,764 shares, except that (i) PVM IV, the general partner of PVP IV, may be deemed to have sole power to dispose of these shares, and (ii) Flint, a managing member of PVM IV, may be deemed to have shared power to dispose of these shares, McGuire, a managing member of PVM IV, may be deemed to have shared power to dispose of these shares, and Spoon, a managing member of PVM IV, may be deemed to have shared power to dispose of these shares.

	8	Shared Dispositive Power See response to row 7

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,014,764

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 7.3%

12	Type of Reporting Person* PN

CUSIP No: 87874R100

1	Name of Reporting SS or I.R.S. Identification No. of Above Person Polaris Venture Partners Entrepreneurs’ Fund IV, L.P. (“PVP Entrepreneurs IV”)

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5

Sole Voting Power
54,561 shares, except that (i) PVM IV, the general partner of PVP Entrepreneurs IV, may be deemed to have sole power to vote these shares, and (ii) Flint, a managing member of PVM IV, may be deemed to have shared power to vote these shares, McGuire, a managing member of PVM IV, may be deemed to have shared power to vote these shares, and Spoon, a managing member of PVM IV, may be deemed to have shared power to vote these shares.

	6	Shared Voting Power See response to row 5

7

Sole Dispositive Power
54,561 shares, except that (i) PVM IV, the general partner of PVP Entrepreneurs IV, may be deemed to have sole power to dispose of these shares, and (ii) Flint, a managing member of PVM IV, may be deemed to have shared power to dispose of these shares, McGuire, a managing member of PVM IV, may be deemed to have shared power to dispose of these shares, and Spoon, a managing member of PVM IV, may be deemed to have shared power to dispose of these shares.

	8	Shared Dispositive Power See response to row 7

9	Aggregate Amount Beneficially Owned by Each Reporting Person 54,561

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 0.1%

12	Type of Reporting Person* PN

CUSIP No: 87874R100

1	Name of Reporting SS or I.R.S. Identification No. of Above Person Polaris Venture Management Co. IV, L.L.C. (“PVM IV”)

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5

Sole Voting Power
3,069,325 shares, of which 3,014,764 shares are directly owned by PVP IV, and 54,561 are directly owned by PVP Entrepreneurs IV, except that Flint, a managing member of PVM IV (which is general partner of PVP IV and PVP Entrepreneurs IV and may be deemed to have sole power to vote these shares), may be deemed to have shared power to vote these shares, McGuire, a managing member of PVM IV, may be deemed to have shared power to vote these shares, and Spoon, a managing member of PVM IV, may be deemed to have shared power to vote these shares.

	6	Shared Voting Power See response to row 5

7

Sole Dispositive Power
3,069,325 shares, of which 3,014,764 shares are directly owned by PVP IV, and 54,561 are directly owned by PVP Entrepreneurs IV, except that Flint, a managing member of PVM IV (which is general partner of PVP IV and PVP Entrepreneurs IV and may be deemed to have sole power to vote these shares), may be deemed to have shared power to dispose of these shares, McGuire, a managing member of PVM IV, may be deemed to have shared power to dispose of these shares, and Spoon, a managing member of PVM IV, may be deemed to have shared power to dispose of these shares.

	8	Shared Dispositive Power See response to row 7

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,069,325

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 7.4%

12	Type of Reporting Person* OO

CUSIP No: 87874R100

1	Name of Reporting SS or I.R.S. Identification No. of Above Person Alan G. Spoon

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5

Sole Voting Power
9,160,358 shares, of which (i) Spoon owns 7,023 directly (of which 4,523 are shares  of common stock and 2,500 are options to purchase shares of common stock), and (ii) 5,840,039 shares are directly owned by PVP III, 151,636 are directly owned by PVP Entrepreneurs III, 92,335 shares are directly owned by PVP Founders III, 3,014,764 shares are directly owned by PVP IV, and 54,561 shares are directly owned by PVP Entrepreneurs IV, except that, PVM III, as the general partner of PVP III, PVP Entrepreneurs III and PVP Founders III, may be deemed to have sole power to vote PVP III’s shares, PVP Entrepreneurs III’s shares, and PVP Founders III’s shares (collectively, the “Fund III Shares”), and PVM IV, as general partner of PVP IV and PVP Entrepreneurs IV, may be deemed to have sole power to vote the PVP IV shares and PVP Entrepreneurs IV shares (collectively the “Fund IV Shares”), Flint, as a managing member of PVM III and PVM IV, may be deemed to have shared power to vote the Fund III Shares and the Fund IV Shares, and McGuire, as a managing member of PVM III and PVM IV, may be deemed to have shared power to vote the Fund III Shares and the Fund IV Shares,  and Spoon.

	6	Shared Voting Power See response to row 5

7

Sole Dispositive Power
9,160,358 shares, of which (i) Spoon owns 7,023 directly (of which 4,523 are shares  of common stock and 2,500 are options to purchase shares of common stock), and (ii) 5,840,039 shares are directly owned by PVP III, 151,636 are directly owned by PVP Entrepreneurs III, 92,335 shares are directly owned by PVP Founders III, 3,014,764 shares are directly owned by PVP IV, and 54,561 shares are directly owned by PVP Entrepreneurs IV, except that, PVM III, as the general partner of PVP III, PVP Entrepreneurs III and PVP Founders III, may be deemed to have sole power to dispose of the Fund III Shares, and PVM IV, as general partner of PVP IV and PVP Entrepreneurs IV, may be deemed to have sole power to dispose of Fund IV Shares, Flint, as a managing member of PVM III and PVM IV, may be deemed to have shared power to dispose of the Fund III Shares and the Fund IV Shares, and McGuire, as a managing member of PVM III and PVM IV, may be deemed to have shared power to dispose of the Fund III Shares and the Fund IV Shares.

	8	Shared Dispositive Power See response to row 7

9	Aggregate Amount Beneficially Owned by Each Reporting Person 9,160,358

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 22.0%

12	Type of Reporting Person* IN

CUSIP No: 87874R100

1	Name of Reporting SS or I.R.S. Identification No. of Above Person Terrance G. McGuire

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5

Sole Voting Power
9,153,335 shares, of which 5,840,039 shares are directly owned by PVP III, 151,636 are directly owned by PVP Entrepreneurs III, 92,335 shares are directly owned by PVP Founders III, 3,014,764 shares are directly owned by PVP IV, and 54,561 shares are directly owned by PVP Entrepreneurs IV, except that, PVM III, as the general partner of PVP III, PVP Entrepreneurs III and PVP Founders III, may be deemed to have sole power to vote the Fund III Shares, and PVM IV, as general partner of PVP IV and PVP Entrepreneurs IV, may be deemed to have sole power to vote the Fund IV Shares, Flint, as a managing member of PVM III and PVM IV, may be deemed to have shared power to vote the Fund III Shares and the Fund IV Shares, and Spoon, as a managing member of PVM III and PVM IV, may be deemed to have shared power to vote the Fund III Shares and the Fund IV Shares.

	6	Shared Voting Power See response to row 5

7

Sole Dispositive Power
9,153,335 shares, of which 5,840,039 shares are directly owned by PVP III, 151,636 are directly owned by PVP Entrepreneurs III, 92,335 shares are directly owned by PVP Founders III, 3,014,764 shares are directly owned by PVP IV, and 54,561 shares are directly owned by PVP Entrepreneurs IV, except that, PVM III, as the general partner of PVP III, PVP Entrepreneurs III and PVP Founders III, may be deemed to have sole power to dispose of the Fund III Shares, and PVM IV, as general partner of PVP IV and PVP Entrepreneurs IV, may be deemed to have sole power to dispose of the Fund IV Shares, Flint, as a managing member of PVM III and PVM IV, may be deemed to have shared power to dispose of the Fund III Shares and the Fund IV Shares, and Spoon, as a managing member of PVM III and PVM IV, may be deemed to have shared power to dispose of the Fund III Shares and the Fund IV Shares.

	8	Shared Dispositive Power See response to row 7

9	Aggregate Amount Beneficially Owned by Each Reporting Person 9,153,335

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 22.0%

12	Type of Reporting Person* IN

CUSIP No: 87874R100

1	Name of Reporting SS or I.R.S. Identification No. of Above Person Jonathan A. Flint

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5

Sole Voting Power
9,153,335 shares, of which 5,840,039 shares are directly owned by PVP III, 151,636 are directly owned by PVP Entrepreneurs III, 92,335 shares are directly owned by PVP Founders III, 3,014,764 shares are directly owned by PVP IV, and 54,561 shares are directly owned by PVP Entrepreneurs IV, except that, PVM III, as the general partner of PVP III, PVP Entrepreneurs III and PVP Founders III, may be deemed to have sole power to vote the Fund III Shares, and PVM IV, as general partner of PVP IV and PVP Entrepreneurs IV, may be deemed to have sole power to vote the Fund IV Shares, McGuire, as a managing member of PVM III and PVM IV, may be deemed to have shared power to vote the Fund III Shares and the Fund IV Shares, and Spoon, as a managing member of PVM III and PVM IV, may be deemed to have shared power to vote the Fund III Shares and the Fund IV Shares.

	6	Shared Voting Power See response to row 5

7

Sole Dispositive Power
9,153,335 shares, of which 5,840,039 shares are directly owned by PVP III, 151,636 are directly owned by PVP Entrepreneurs III, 92,335 shares are directly owned by PVP Founders III, 3,014,764 shares are directly owned by PVP IV, and 54,561 shares are directly owned by PVP Entrepreneurs IV, except that, PVM III, as the general partner of PVP III, PVP Entrepreneurs III and PVP Founders III, may be deemed to have sole power to dispose of the Fund III Shares, and PVM IV, as general partner of PVP IV and PVP Entrepreneurs IV, may be deemed to have sole power to dispose of the Fund IV Shares, McGuire, as a managing member of PVM III and PVM IV, may be deemed to have shared power to dispose of the Fund III Shares and the Fund IV Shares, and Spoon, as a managing member of PVM III and PVM IV, may be deemed to have shared power to dispose of the Fund III Shares and the Fund IV Shares.

	8	Shared Dispositive Power See response to row 7

9	Aggregate Amount Beneficially Owned by Each Reporting Person 9,153,335

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 22.0%

12	Type of Reporting Person* IN

CUSIP No: 87874R100

Item 1(a).	Name of Issuer TechTarget, Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices 117 Kendrick Street, Suite 800 Needham, MA 02494, United States

Item 2(a).

Name of Persons Filing
PVP III, PVP Entrepreneurs III, PVP Founders III, PVM III, PVP IV, PVP Entrepreneurs IV, PVM IV, Flint, McGuire, and Spoon.  The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

Flint, McGuire and Spoon, are the sole managing members of (i) PVM III (the sole general partner of PVP III, PVP Entrepreneurs III and PVP Founders III), and (ii) PVM IV (the sole general partner of PVP IV and PVP Founders IV).  To the extent feasible, PVP Entrepreneurs III and PVP Founders III invest alongside PVP III and PVP Entrepreneurs IV invests alongside PVP IV.

Item 2(b).	Address of Principal Office The address for each of the Reporting Persons is: c/o Polaris Venture Partners 1000 Winter Street Waltham, MA 02451
Item 2(c).

Citizenship
Flint, McGuire and Spoon are United States citizens.  PVP III, PVP Entrepreneurs III, PVP Founders III, PVP IV and PVP Entrepreneurs IV are limited partnerships organized under the laws of the State of Delaware.  PVM III and PVM IV are limited liability companies organized under the laws of the State of Delaware.

Item 2(d).	Title of Class of Securities and CUSIP Number Common Stock, $0.001 par value per share
Item 2(e).	CUSIP Number 87874R100

Item 3.	Not Applicable

CUSIP No: 87874R100

Item 4.	Ownership

The approximate percentages of Common Stock reported as beneficially owned by the Reporting Persons are based upon 41,550,724 shares of Common Stock outstanding as of February 11, 2009, as reported on TechTarget, Inc.’s Form 10-Q for the quarterly period ended September 30, 2008.

The following information with respect to the ownership of the ordinary shares of the issuer by the Reporting Persons filing this Statement is provided as of December 31, 2007:

(a) Amount beneficially owned: See Row 9 of cover page for each Reporting Person.
(b) Percent of class: See Row 11 of cover page for each Reporting Person.
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.
(ii) Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person.
(iii) Sole power to dispose or to direct the disposition of: See Row 7 of cover page for each Reporting Person.
(iv) Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Under certain circumstances set forth in the limited partnership agreements of PVP III, PVP Entrepreneurs III, PVP Founders III, PVP IV, and PVP Entrepreneurs IV, and the limited liability company agreements of PVM III and PVM IV, the general and limited partners or members of each such entity, as applicable, may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or member, as applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.
Not applicable.

CUSIP No: 87874R100

SignatureS

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2009

POLARIS VENTURE PARTNERS III, L.P.

By: Polaris Venture Management Co. III, L.L.C.

By: *
Managing Member

POLARIS VENTURE PARTNERS ENTREPRENEURS’
FUND III, L.P.

By: Polaris Venture Management Co. III, L.L.C.

By: *
Managing Member

POLARIS VENTURE PARTNERS FOUNDERS’ FUND III, L.P.

By: Polaris Venture Management Co. III, L.L.C.

By: *
Managing Member

POLARIS VENTURE MANAGEMENT CO. III, L.L.C.

By: *
Managing Member

POLARIS VENTURE PARTNERS IV, L.P.

By: Polaris Venture Management Co. IV, L.L.C.

By: *
Managing Member

POLARIS VENTURE PARTNERS ENTREPRENEURS’
FUND IV, L.P.

By: Polaris Venture Management Co. IV, L.L.C.

CUSIP No: 87874R100

		By:	*
Managing Member

POLARIS VENTURE MANAGEMENT CO. IV, L.L.C.

		By:	*
Managing Member

JONATHAN A. FLINT

		By:	/s/ Jonathan A. Flint
Jonathan A. Flint

TERRANCE G. MCGUIRE

		By:	/s/ Terrance G. McGuire
Terrance G. McGuire

ALAN G. SPOON

		By:	/s/ Alan G. Spoon
Alan G. Spoon

*By:	/s/ Donald MacKenzie
Name:	Donald MacKenzie
Attorney-in-Fact

[This Schedule 13G was executed pursuant to a Power of Attorney.   Note that copies of the applicable Powers of Attorney are already on file with the appropriate agencies.]

CUSIP No: 87874R100

EXHIBIT I

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required on Schedule 13G need be filed with respect to ownership by each of the undersigned of shares of Common Stock of TechTarget, Inc..

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Date:  February 11, 2009

POLARIS VENTURE PARTNERS III, L.P.

By: Polaris Venture Management Co. III, L.L.C.

By: *
Managing Member

POLARIS VENTURE PARTNERS ENTREPRENEURS’
FUND III, L.P.

By: Polaris Venture Management Co. III, L.L.C.

By: *
Managing Member

POLARIS VENTURE PARTNERS FOUNDERS’ FUND III, L.P.

By: Polaris Venture Management Co. III, L.L.C.

By: *
Managing Member

POLARIS VENTURE MANAGEMENT CO. III, L.L.C.

By: *
Managing Member

POLARIS VENTURE PARTNERS IV, L.P.

By: Polaris Venture Management Co. IV, L.L.C.

By: *
Managing Member

CUSIP No: 87874R100

POLARIS VENTURE PARTNERS ENTREPRENEURS’
FUND IV, L.P.

By: Polaris Venture Management Co. IV, L.L.C.

		By:	*
Managing Member

POLARIS VENTURE MANAGEMENT CO. IV, L.L.C.

		By:	*
Managing Member

JONATHAN A. FLINT

		By:	/s/ Jonathan A. Flint
Jonathan A. Flint

TERRANCE G. MCGUIRE

		By:	/s/ Terrance G. McGuire
Terrance G. McGuire

ALAN G. SPOON

		By:	/s/ Alan G. Spoon
Alan G. Spoon

*By:	/s/ Donald MacKenzie
Name:	Donald MacKenzie
Attorney-in-Fact

[This Schedule 13G was executed pursuant to a Power of Attorney.   Note that copies of the applicable Powers of Attorney are already on file with the appropriate agencies.]